Pricing Supplement No. 23 dated May 20, 1999                  Rule 424(b)(3)
(To Prospectus dated April 1, 1996                            File No. 33-58887
and Prospectus Supplement dated April 1, 1996)

                           Colgate-Palmolive Company

                     Medium-Term Notes - Fixed Rate Notes

                                   Series C

     We are hereby offering to sell Notes having the terms specified below to you with the assistance of Bear, Stearns & Co. Inc., acting as principal. The Notes are being offered by Bear, Stearns & Co. Inc. from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.

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

Principal Amount:        $20,000,000                Original Issue Date:  May 27, 1999
Interest Rate:           6.25% per annum            Net Proceeds to Company:  See "Supplemental
Stated Maturity Date:    May 27, 2011                 Plan of Distribution" below.
                                                    Agent's Discount or Commission:  See
                                                      "Supplemental Plan of Distribution" below.

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Interest Payment Dates:    The Company will pay interest on the Notes in U.S.
                           dollars on the twenty-seventh day of each month, commencing June 28, 1999 (since June 27, 1999 is not a business day), up to and including May 27, 2011 (with respect to the final interest accrual period, interest on the Notes will accrue from and including the preceding interest payment date on April 27, 2011 to but excluding May 27, 2011) or the date of earlier redemption.

Redemption:                The Notes may be redeemed by the Company prior to
                           the stated maturity date.  (See "Other provisions-
                           Optional Redemption" below).

Optional Repayment:        The Notes cannot be repaid at the option of the
                           holder thereof prior to the stated maturity date.

Specified Currency:        U.S. dollars

Form: The Notes are being issued in fully registered book-entry form.

Other provisions:

Use of Proceeds:
---------------

     The net proceeds from the sale of the Notes will be used by the Company to retire commercial paper which was issued by the Company for general corporate purposes and working capital. As of May 20, 1999, the Company's outstanding commercial paper had a weighted average interest rate of 4.85% with maturities ranging from 1 to 82 days.

Optional Redemption:
-------------------

     The Company may at its option elect to redeem the Notes in whole, but not in part, on May 27, 2001 or on any interest payment date thereafter at 100% of their principal amount plus accrued interest to but excluding the date of redemption. In the event the Company elects to redeem the Notes, notice will be given to registered holders not more than 60 nor less than 10 days prior to the date the Notes are to be redeemed.

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Certain Investment Considerations:
---------------------------------

     The Company has the option to redeem the Notes on May 27, 2001 and on any interest payment date thereafter. The Company may be expected to redeem the Notes in the event market interest rates at the time that the Company considers redeeming the Notes are lower than the interest rate on the Notes.

Supplemental Plan of Distribution:
---------------------------------

     Under the terms of and subject to the conditions of an agreement, dated as of May 20, 1999, between Bear, Stearns & Co. Inc. and the Company, Bear, Stearns & Co. Inc., acting as principal, has agreed to purchase, and the Company has agreed to sell, the Notes at 100% of their principal amount. Bear, Stearns & Co. Inc. will receive no commission in respect of the sale of the Notes. An affiliate of Bear, Stearns & Co. Inc. may receive compensation in connection with a swap agreement to be entered into with the Company.